EXHIBIT 99.1

Juanicipio Project Update

VANCOUVER, British Columbia, Feb. 24, 2020 (GLOBE NEWSWIRE) -- Fresnillo plc and MAG Silver Corp. (together, the “JV Partners”) today provide a Juanicipio project update now that construction is well underway, detailed engineering is nearing completion and all major process equipment has been purchased and received on site.

Juanicipio Project Status Update

  Underground mine will commence production ahead of schedule in mid-2020, realising commercial and operational de-risking opportunities for the joint venture.
  Over 25 km of underground development has been completed to date on the project.
  Based on detailed engineering, actual equipment purchases and construction contracts, pre-operative capex, from 1st January 2018, has increased by 11.4% from US$395 million to US$440 million also reflecting expenditure incurred on underground development, supporting infrastructure, and bringing forward some sustaining capital to facilitate the early underground start.
  Mineralised material from development and initial production stopes to be processed at the Fresnillo beneficiation plant from June 2020 pending completion of the Juanicipio plant.
  Juanicipio now expected to reach 85% name plate capacity in Q4 2021 (previous guidance 65%) and 90-95% in 2022 (in line with previous guidance). Commissioning of the flotation plant will be underway mid-2021.
  Access to the upper portion of the resource has been achieved. Initial development indicates that the grade and width of the vein is in line with previous estimates.
  Exploration is ongoing on the property with the intention to increase the deeper resources and targeting new veins.

Project Benefits

By bringing forward the start-up of the underground mine to June 2020, the JV Partners are securing a number of positive outcomes for the project:

  Improved cash flow by deferring capex spend and accelerating income from the new production ahead of plan.
  De-risking the metallurgical process allowing a quicker and more certain ramp-up to 4,000 tonnes per day.
  Increased certainty around the geological block model prior to start-up of flotation plant.

Mine development continues to advance, reaching over 25 km by the end of January 2020. Development activities will continue in the next few months and we anticipate the first stope being fully prepared by 3Q20.

The schedule for the construction of the flotation plant has been adjusted to enable the most efficient use of contractor labour, and commissioning is now anticipated by mid-2021 (previous guidance was construction completion by the end of 2020 with commissioning early 2021).

In the interim, mineralised material from development and initial production stopes will be processed at the Fresnillo beneficiation plant from June 2020. The Fresnillo plant is expected to have spare capacity as the mine continues its operational recovery.

With detailed engineering almost complete, major equipment purchases completed, and a number of significant construction contracts awarded or under review, the JV Partners are also updating the capex required for the project. The pre-operative capital cost of US$395 million, from 1st January 2018, has been revised to $440 million (which is within the expected range of variance as engineering was advanced) to reflect additional actual expenditure incurred by the JV Partners on the underground project more recently, and bringing forward the full construction costs for two large life of mine ventilation shafts, plus some sustaining capital to facilitate the early underground start.

Octavio Alvídrez, Chief Executive Officer of Fresnillo plc, said:

“Juanicipio is an outstanding project which will generate strong returns for our shareholders, and significant benefits to the region. We continue to de-risk and refine the best construction plan that will drive the most value and ensure we capitalise on the opportunity that Juanicipio presents. I am pleased to confirm we are accelerating development of the underground mine and as a result, I expect the mine will be producing silver and gold ahead of schedule in 2020.”

George Paspalas, Chief Executive Officer of MAG Silver, said:

“We are very excited about the decision to bring forward the underground mine development of the Juanicipio project. Producing quantities of saleable mineralisation provides a very beneficial de-risking opportunity that gives confidence to both partners that the originally envisioned plant production ramp up may be improved.”

Juanicipio Project Highlights

  Fresnillo plc is the operator of Juanicipio and holds a 56% majority stake in the Joint Venture, with partner MAG Silver Corp. owning the remaining 44%.
  Total average annual anticipated production of 11.7 moz silver, 43.5 koz gold, with an initial life of mine (based on Indicated Resources only) of 12 years.
  Additional years of production expected to be supported by the current Inferred Resources, which are being converted into the Indicated category. Further exploration opportunities exist in the JV license area with potential to scale-up operations in the future.
  Juanicipio development expected to create approximately 2,750 jobs during construction and 1,720 jobs once at full production.

The information contained within this announcement is deemed by Fresnillo plc to constitute inside information as stipulated under the Market Abuse Regulation (EU) No. 596/2014. Upon the publication of this announcement, this inside information is now considered to be in the public domain. The person making the notification is Carlos Ortiz Mena, Head of Legal, Fresnillo plc. The time of the notification is 7:00 am UK time.

For further information, please visit Fresnillo’s website www.fresnilloplc.com or MAG Silver’s website www.magsilver.com or contact:

Fresnillo plc London Office Gabriela Mayor, Head of Investor Relations Patrick Chambers	Tel: +44 (0)20 7399 2470
México City Office Ana Belem Zárate	Tel: +52 55 52 79 3206
Powerscourt Peter Ogden or	Tel: +44 (0)20 7250 1446
MAG Silver Corp. Michael J. Curlook, VP Investor Relations and Communications	Tel: +1 (604) 630-1399

About Fresnillo plc

Fresnillo plc is the world's largest primary silver producer and Mexico's largest gold producer, listed on the London and Mexican Stock Exchanges under the symbol FRES.

Fresnillo plc has seven operating mines, all of them in Mexico - Fresnillo, Saucito, Ciénega (including the San Ramón satellite mine), Herradura, Soledad-Dipolos1, Noche Buena and San Julián (Phase I and II), two development projects - the Pyrites Plant at Fresnillo and Juanicipio, and three advanced exploration projects – Orisyvo, Las Casas Rosario & Cluster Cebollitas and Centauro Deep, as well as a number of other long term exploration prospects. In total, Fresnillo plc has mining concessions covering approximately 1.8 million hectares in Mexico and 700 thousand hectares in Peru.

Fresnillo plc has a strong and long tradition of exploring, mining, a proven track record of mine development, reserve replacement, and production costs in the lowest quartile of the cost curve for silver.

Fresnillo plc's goal is to maintain the Group's position as the world's largest primary silver company and Mexico’s largest gold producer.

1 Operations at Soledad-Dipolos are currently suspended.

About MAG Silver Corp.

MAG Silver Corp. is a Canadian exploration and development company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Our principal focus and asset is the Juanicipio Property (44%), being developed in a Joint Venture partnership with Fresnillo Plc (56%). Juanicipio is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp and we are currently developing the surface and underground infrastructure on the property to support a 4,000 tonnes per day mining operation with the operational expertise of our JV partner, Fresnillo plc. As well, we have an aggressive exploration program in place targeting multiple highly prospective targets across the property.

Qualified Person:

The scientific and technical information contained in this press release for the Juanicipio Project has been approved by Gary Methven, P. Eng. an employee of AMC Mining Consultants (Canada) Ltd. who is independent of both Fresnillo plc and MAG Silver Corp.  By virtue of his education and relevant experience Mr. Methven is a "Qualified Person" for the purpose of National Instrument 43-101.  Mr. Methven, has read and approved the content of this press release.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  Investors are advised that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". Investors are advised that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Fresnillo plc Forward Looking Statements

Information contained in this announcement may include 'forward-looking statements'. All statements other than statements of historical facts included herein, including, without limitation, those regarding the Fresnillo Group's intentions, beliefs or current expectations concerning, amongst other things, the Fresnillo Group's results of operations, financial position, liquidity, prospects, growth, strategies and the silver and gold industries are forward-looking statements. Such forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements are not guarantees of future performance and the actual results of the Fresnillo Group's operations, financial position and liquidity, and the development of the markets and the industry in which the Fresnillo Group operates, may differ materially from those described in, or suggested by, the forward-looking statements contained in this document. In addition, even if the results of operations, financial position and liquidity, and the development of the markets and the industry in which the Fresnillo Group operates are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. A number of factors could cause results and developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, general economic and business conditions, industry trends, competition, commodity prices, changes in regulation, currency fluctuations (including the US dollar and Mexican Peso exchanges rates), the Fresnillo Group's ability to recover its reserves or develop new reserves, including its ability to convert its resources into reserves and its mineral potential into resources or reserves, changes in its business strategy and political and economic uncertainty.

LEI: 549300JXWH1UV5J0XV81

MAG Silver Corp. Forward Looking Statements

Neither the Toronto Stock Exchange nor the NYSE American have reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company's filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.